June 30, 2009

Re:	Ingram Micro Inc. Form 10-K for the fiscal year ended January 3, 2009 Filed March 4, 2009 Form 10-Q for the quarterly period ended April 4, 2009 Filed May 13, 2009 File No. 001-12203

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig Wilson, Senior Assistant Chief Accountant

Dear Mr. Wilson:

On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 16, 2009 relating to the above-referenced filings.

I have recited the comments of the Staff in bold type below, and have followed the comments with the response of the Company.  Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filings.

Form 10-K for the fiscal year ended January 3, 2009

General

1.	Please provide us with a written statement acknowledging the Tandy language in our prior comment letter.

The Company acknowledges currently and as of the date of the Company’s last response letter to the staff’s prior letter that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings under the Securities Exchange Act of 1934; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
June 30, 2009

comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 6. Long-Term Debt, page 59

2.
We note your response to prior comment No. 7.  Please clarify the terms associated with the collateral deposits and whether you were legally restricted as to the use of such funds.  Further explain how you determined that these collateral deposits should be classified as cash flows from investing activities.

As a condition for extension of a 364-day revolving credit line by a local bank to one of Ingram Micro's subsidiaries, the Company deposited cash in a restricted bank account to fully secure borrowings under the facility.  The collateral deposits were subject to the terms of a loan agreement and a related collateral security agreement, which prohibited the Company from any withdrawals while the facility was available for borrowing by the Company.  In this regard, the Company disclosed the $35 million restricted collateral deposits in Note 6 to the consolidated financial statements in its annual report on Form 10-K for the year ended December 29, 2007.  The credit facility was mutually terminated and replaced with another credit facility which did not require such cash deposits during 2008, and therefore the related collateral deposits were returned to the Company at that time.

In determining the appropriate financial statement presentation for the collateral deposits, the Company considered the guidance of Rule 5.02, caption 1 of Regulation S-X,  SEC FRP 203.02, and SAB Topic 6-H as well as FASB 95. The above noted legal restrictions on the use of the collateral deposits required segregation from cash and cash equivalents as the Company was effectively required to temporarily invest these balances.  Since the collateral deposits were legally distinct from the loan proceeds, we believed it was not appropriate to net deposits against the loan balance in our consolidated balance sheet.  Similarly, we believed the activity related to the deposits should not be netted against the financing activities in the statement of cash flows. Therefore, presentation as an investing activity in the statement of cash flows was most appropriate given the nature of the collateral deposits.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
June 30, 2009

Schedule II – Valuation and Qualifying Accounts, page 74

3.
We note your response to prior comment No. 10.  Please further explain how you determined that the increase in your allowance for doubtful accounts and allowances for sales returns charged to expense are not material to your results of operations.  We note for both charges an increase in the percentage of income (loss) before income taxes of 3% from fiscal 2007 to 2008.  In this respect, these charges appear significant in relation to your 2008 net loss.  We believe that an enhanced discussion in your MD&A that addresses the underlying reasons for these historical changes and their implications on future liquidity and results of operations would provide useful information to the readers of your financial statements.  See Item 303(a) of Regulation S-K.

In management’s consideration of the need for enhanced disclosure in this area, it evaluated the following additional factors.  The Company has continued to have good experience in the collection of accounts receivable, with bad debts consistently below 0.10% of revenues over the past four years (0.07% in 2008, 0.04% in 2007, 0.05% in 2006, and 0.08% in 2005).  Likewise, such provisions have consistently been a relatively immaterial component of the Company’s selling, general and administrative expenses at less than 2% of these costs over the past four years (1.69% in 2008, 0.96% in 2007, 1.27% in 2006, and 1.81% in 2005).  As such, management believed the bad debt provision for 2008 was consistent with the Company’s normal historical ranges and did not represent a material change or trend.

Further, while the increase in the charge from 2007 to 2008 was numerically the largest over the past four years, it remained a relatively low percentage of the Company’s income (loss) before income taxes for 2008 at 3% and an even lower percentage of the change in the Company’s income (loss) before income taxes from 2007 to 2008 at 1.5%.  Management believes that this is consistent with its assessment that the provision for bad debts is not a material element of the Company’s operating results, that the disclosures in Schedule II, in risk factors (on page 13), and in the critical accounting policy section relating to accounts receivable and related allowances for doubtful accounts (on page 28) provide the readers of the Company’s annual report with an adequate indication of the level of significance of this cost and that additional disclosures are not warranted at this time.  However, management will

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
June 30, 2009

continue to monitor all relevant quantitative and qualitative factors and will provide enhanced disclosures in the Company’s MD&A if key trends or material changes are identified at the time of future filings.

Form 10-Q for the quarterly period ended April 4, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations, page 18

4.
We note from your disclosures that the significant year-over-year decline in revenues is primarily due to the continued weakening in the overall macroeconomic environment and demand for technology products and services.  Tell us your consideration of providing a narrative discussion to the extent that such decreases in revenues are attributable to decreases in prices or decreases in the volume of goods or services being sold.  We also note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed.  As an example, your disclosures do not quantify the decrease in SG&A expenses attributable to the translation effect of weaker foreign currencies, cost-reduction efforts and lower stock-based incentive compensation costs.  Tell us your consideration of quantifying each source that contributed to a material change when preparing your MD&A discussion.  We refer you with Item 303(a)(3) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release No. 33-6835.

With respect to the Commission’s comment on revenue drivers, a quantification of the drivers of changes in revenues attributable to price changes versus changes in volume is not practicable.  Technology products develop, and sometimes become obsolete, rapidly, with new products often providing more capabilities at a lower cost.   As such, the Company has continual changes in the line of products offered for sale, which consist of hundreds of thousands of different technology product stock keeping units from over one thousand manufacturers globally.    The resulting volume and variety of products the Company sells, together with the rapid pricing dynamic associated with technology products described above, render it impossible to systematically calculate, with any sufficient degree of accuracy, the relative impacts of price declines versus volume declines on the Company’s

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
June 30, 2009

consolidated revenues.  Management will, however, strive to enhance its qualitative discussion of these drivers and other key trends in future filings.

With respect to the drivers of changes in operating expenses, as well as any other material changes in the Company’s financial statements, management has reviewed Section III.D of SEC Release No. 33-6835.  The Company confirms that, whenever reasonably possible, it will provide quantifications and further clarity on such factors in its future filings.  This includes, but is not limited to, those cited in the Commission’s comment.  Where amounts cannot be quantified, management will attempt to provide greater qualitative analysis and clarity as to the relative order of significance of key drivers to provide the reader with sufficient information to understand the contributing factors to a material change.

* * * * *

Please feel free to call Lily Arevalo at (714) 382-2018, Mike Zilis at (714) 382-2373 or the undersigned at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely,

/s/ Larry C. Boyd

Larry C. Boyd Executive Vice President, Secretary and General Counsel

cc:
Morgan Youngwood (SEC)
Randal S. Vallen (PricewaterhouseCoopers)
Greg Njoes (PricewaterhouseCoopers)
Alan Denenberg (Davis Polk & Wardwell)
Gregory M.E. Spierkel (CEO, Ingram Micro)
William D. Humes (Sr. EVP & CFO, Ingram Micro)
Michael Zilis (Sr. VP & Controller-Corporate, Ingram Micro)
Lily Y. Arevalo (VP & Assoc. General Counsel, Ingram Micro)